EXHIBIT 21.1
List of Subsidiaries
of ChargePoint Holdings, Inc.

Subsidiary	Jurisdiction
ChargePoint, Inc.	Delaware
ViriCiti LLC	Delaware
ChargePoint Technologies India Pvt. Ltd.	India
ChargePoint European Holdings B.V.	Netherlands
ChargePoint Networks (Netherlands) B.V.	Netherlands
ChargePoint Canada, Inc.	Canada
ChargePoint Network (UK) Ltd.	United Kingdom
ChargePoint Germany GmbH	Germany
ChargePoint Networks (France) SAS	France
has•to•be gmbh	Austria